Daniel R. Selis

4062 Lago Di Grata Circle
San Diego, Ca 92130
619.818.7147

email to: dan.selis@aol.com

Profile

Sales and Management Professional integrates an exemplary record of high productivity with 14 years of key account development success and a strong focus on new business development in a large corporate account environment.

Thrives in establishing rapport, trust and high profile relationships with key players using effective skills in negotiation and structuring profitable deals

Excels in prospecting with a specialty in the turnaround of competitively installed accounts with an industry reputation for service excellence

Experience

MISSION BREWERY, San Diego, CA   2007-present
President and CEO
- Successfully built factory producing 16,000 BBL yearly and growing
- Created a lineup of high quality core products
- Hired and developed a key team to grow sales and enter new markets

WELLS FARGO HOME MORTGAGE, San Diego, CA   2004-2007
Regional Builder Sales Manager
- Earned President's Club in 2006
- Key objective was systematic growth
- Territory included the southern half of the State of California and the State of Hawaii
- Main responsibility was business development
- Responsible for changing the sales culture to adapt and excel in a declining market
- Successfully launched "blitz" campaign for new business development
- Successfully procured over 60 new builder accounts

SAN FRANCISCO FUNDING, INC., Novato, CA   2000 to 2004
President and CEO
- Created mortgage bank from inception to $400 million in funded loan volume in two years
- Directly recruited and developed all systems of mortgage bank (sales, processing, underwriting, docs, funding, shipping, secondary marketing, accounting)
- Responsible for systems implementation, growth, and profitability
- Maintained control of office procedures and analysis of month end reports
- Produced and delivered presentations to developers and sales and marketing teams
- Maintained relationships with corporate accounts

NORTH AMERICAN MORTGAGE COMPANY, Novato, CA   1999 to 2000
District Builder Sales Manager

- Originated $50 million in new business with responsibility for loan production in the builder business sector.
- Initiate contact with builders, sales & marketing and on-site agents in developing excellent lender relationships and successfully generating new business.
- Key person in business development, generating over $1 billion in new accounts.

DIRECTORS/NORWEST MORTGAGE, San Diego/San Francisco, CA   **1993 - 1999**

Builder Account Manager (1997 – 1999)
- Handled Southern San Diego responsibilities for Company's largest account (Pardee Homes), one of California's largest developers. This project was valued at $300 million.
- Due to outstanding builder-client relationship, was awarded sales exclusivity on a 900 home master planned community.
- Consistently exceeded Company productivity goals.

Loan Officer (1993 – 1997)
Entry position with advancement due to rapid success and expertise in builder business and new account development.

Education/Special Training

San Diego State, San Diego, CA
BA, Mathematics, 1993